Willamette Valley Vineyards, Inc.

8800 Enchanted Way SE

Turner, Oregon 97392

June 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O'Shanick

Re:	Willamette Valley Vineyards, Inc.
Registration Statement on Form S-3
File No. 333-288108

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Willamette Valley Vineyards, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Wednesday June 25, 2025, or as soon thereafter as possible.

Please notify Andrew Bond of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (310) 228-6155 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

WILLAMETTE VALLEY VINEYARDS, INC.

By:	/s/ John Ferry
Name:	John Ferry
Title:	Chief Financial Officer